February 15, 2013

Mr. John Dana Brown, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	T3 Motion, Inc.

Preliminary Information Statement on Schedule 14C

File No. 001-35133

Dear Mr. Brown:

On behalf of T3 Motion, Inc. (the “Company”), we are responding to the comments received from the Staff in a letter dated January 16, 2013 regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”). Unless otherwise stated, capitalized items used herein shall have the same meaning as in the Information Statement.

1.	We note your response to our prior comment 1 and reissue. The stock purchase agreement appears to require you to solicit the written consent of all stockholders holding more than 10% of the issued and outstanding shares of your common stock for the reverse stock split on or prior to each closing date. We also note that the “10% or more stockholders” in the aggregate hold a majority of your issued and outstanding shares of common stock and that Section 2.2(a)(vii) of the stock purchase agreement requires that you deliver notice of action by written consent “in favor of the adoption of Shareholder Approval” of which the reverse stock split is one of the matters included in the definition of “Shareholder Approval”. Because the written consent in favor of the adoption of the reverse stock split is a condition of closing under the stock purchase agreement, the reverse stock split involves the security purchase agreement pursuant to Note A of Schedule 14A. Please revise to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e).

RESPONSE: The information required by Item 13(a) of Schedule 14A has been added to the Information Statement on pages 9-19.

The Company hereby acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing, please contact the undersigned at 212-407-4935 or Angela Dowd at 212-407-4097.

/s/Fran Stoller
Fran Stoller

CC:	Sonia Bednarowski, Esq.

Rod Keller